SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 16, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated April 10, 2003, regarding the redemption of the 19th Issuance of the Second Program of Telefónica del Perú Commercial Paper, Series F.

2.	Free translation of a letter to CONASEV dated April 10, 2003, regarding the redemption of the 25th Issuance of the Second Program of Telefónica del Perú Commercial Paper, Series O.

TRANSLATION

Item 1

GCF-220-A1-0304-03

Lima, April 10, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and to Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S:A.A. informs you about the redemption of Series F of the 19th Issuance of the Second Program of Commercial Paper, under the following characteristics:

Issuance	Series	Term	Date of Issue	Date of Maturity	Nominal Value
19th	F	360	4/15/02	4/10/03	S/. 15,000,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

TRANSLATION

Item 2

GCF-220-A1-0308-03

Lima, April 10, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S:A.A. informs you about the redemption of Series O of the 25th Issuance of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	O	90	1/10/03	4/10/03	S/. 5,000,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

3.	SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

		By:	/S/ JULIA MARÍA MORALES VALENTÍN
Date:	April 16, 2003		Name:	Julia María Morales Valentín
			Title:	General Counsel of Telefónica del Perú S.A.A.